Exhibit 1.02

CONFLICT MINERALS REPORT

This report for the reporting period from January 1, 2013 to December 31, 2013 (the “Reporting Period”) is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) and pursuant to the Company’s Special Disclosure Report on Form SD (“Form SD”).

As permitted by the Rule and Form SD, and pursuant to the guidance regarding compliance with the Rule provided by the staff of the Securities and Exchange Commission (the “SEC”), this report does not include an independent private sector audit of the report.

COMPANY OVERVIEW:

Owens-Illinois, Inc. (the “Company”), through its subsidiaries, is the successor to a business established in 1903. The Company is the largest manufacturer of glass containers in the world with 77 glass manufacturing plants in 21 countries. It competes in the glass container segment of the rigid packaging market and is the leading glass container manufacturer in most of the countries where it has manufacturing facilities.

The Company produces glass containers for alcoholic beverages, including beer, flavored malt beverages, spirits and wine.  The Company also produces glass packaging for a variety of food items, soft drinks, teas, juices and pharmaceuticals.  The Company manufactures glass containers in a wide range of sizes, shapes and colors and is active in new product development and glass container innovation.  The sale of glass containers comprised approximately 99.6% of the Company’s revenues in 2013.  The Company believes that there are no conflict minerals that are necessary to any component that the Company manufactures or contracts to manufacture as part of its glass container business.

The Company also manufactures or contracts to manufacture glass making machines, molds and other parts related thereto (hereinafter, “Machine”).  The Machine business comprised approximately 0.4% of the Company’s revenues in 2013.  The Company has determined that certain conflict minerals as defined in Form SD (meaning cassiterite, columbite-tantalite [also known as coltan], gold, wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten) were necessary to the functionality or production of certain of the Machines that the Company manufactures or contracts to manufacture during the Reporting Period.  The Company refers in this report to any such conflict minerals as its “necessary conflict minerals” (other than any conflict minerals that are considered, under the Rule and pursuant to Form SD, to have been outside of the supply chain prior to January 31, 2013).

SUPPLY CHAIN:

The Company does not purchase conflict minerals directly for the manufacture of its products.  The Company purchases materials and products through an extensive supply chain and relies on its direct suppliers to provide information to the extent that conflict minerals are contained in components and materials supplied to the Company.  Based on the Company’s assessment of its Machine business, the Company believes that certain products manufactured or contracted to manufacture as part of the Machine business contain conflict minerals.

REASONABLE COUNTRY OF ORIGIN INQUIRY:

Because the Company determined that conflict minerals were necessary to the functionality or production of the products manufactured or contracted to manufacture within the Company’s Machine business, as required under the Rule and pursuant to Form SD, the Company conducted, in good faith, a “reasonable country of origin inquiry” (“RCOI”) reasonably designed to determine whether any of the Company’s necessary conflict minerals originated in the Democratic Republic of the Congo (the “DRC”) or a country that shares an internationally recognized border with the DRC (each, a “Covered Country”) or were from recycled or scrap sources.

The Company identified the list of suppliers to the Machine business.  The Company then sampled those suppliers and sent a survey to the sampled suppliers to obtain information regarding smelters and refiners that provide materials to the Company’s supply chain.

Based on the RCOI procedures that it performed, the Company determined that it had reason to believe that its necessary conflict minerals may have originated from a Covered Country and may not be from recycled or scrap sources.  Because of its determination, as required under the Rule and pursuant to Form SD, the Company exercised due diligence on the source and chain of custody of its necessary conflict minerals that conformed to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, Second Edition including the related supplements for gold and for tin, tantalum and tungsten (the “OECD Guidance”), which has been recognized by the SEC as a “nationally or internationally recognized due diligence framework”.

DUE DILIGENCE PROCESS:

The Company’s due diligence measures have been designed to conform, in all material respects, with the OECD Guidance.  The OECD Guidance is written for the entire mineral supply chain, and the Company’s due diligence measures were tailored to include steps that are appropriate for “downstream” companies (for example, component manufacturers, original equipment manufacturers, and retailers) such as the Company.  The Company’s actions have included the following:

A.            Management systems

The Company is committed to working with its global supply chain to ensure compliance with the SEC’s conflict minerals rule.  The Company has communicated to the sampled suppliers as discussed above the Company’s expectation regarding transparency in its supply chain which enables the Company to comply with its reporting obligations with the SEC.  The Company is continuing to obtain information from its supply chain in order to formulate a conflict minerals policy that supports this commitment and enhances transparency within the supply chain.

The Company has established a management system for conflict minerals including the designation of a cross-functional task force to implement the Company’s conflict minerals compliance strategy.  Control systems include, but are not limited to, the use of the Conflict Minerals Reporting Template (the “Template”) developed jointly by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.

As described herein, the Company has strengthened its engagement with the sampled suppliers as discussed above by communicating the importance of transparency in the Company’s supply chain.  The Company provides various reporting channels whereby employees and other persons can report violations of corporate policies.  This includes the Company’s Ethics and Compliance Helpline, a reporting mechanism which allows for anonymous reporting if the reporter so chooses.  Records generated as part of the conflict minerals compliance program will be subject to the Company’s records management policy.

B.            Identify and assess risk in the supply chain

The Company assessed the products within its glass container business as well as the products within its Machine business to determine whether they contain conflict minerals.  Based on the Company’s assessment of its Machine business, the Company believes that certain products manufactured or contracted to manufacture as part of the Machine business contain conflict minerals.

The Company has identified several hundred direct suppliers to the Machine business.  Given the Company’s size, the complexity of its products, and the depth, breadth, and constant evolution of its supply chain, it is difficult to identify actors upstream from the Company’s direct suppliers.  Therefore, the Company must rely on its direct suppliers, to the extent that their components or materials contain conflict minerals, to provide the Company with information about the source of conflict minerals contained in the components or materials supplied to the Company.  The Company’s direct suppliers similarly rely upon information provided by their suppliers.

C.            Design and implement a strategy to respond to risks

In response to this risk assessment relating to conflict minerals, the Company has designed a procedure to promote awareness within the Company and its supply chain regarding conflict minerals.  The procedure includes a process flow that requires escalation of information from the procurement function to the task force mentioned above when conflict minerals are present in materials, components or products.

The Company will work with suppliers to ensure that they understand the Company’s expectations regarding compliance with the SEC’s conflict minerals rule.

D.            Carry out independent third party audit of supply chain due diligence at identified points in the supply chain

As a downstream product manufacturer, and in light of the supply chain for the Company’s necessary conflict minerals described above, the Company does not have a direct relationship with the smelters and refiners that produce the conflict minerals contained in components of its products. Accordingly, the Company does not perform or direct independent third party audits of these entities within its supply chain.  As part of its due diligence process, however, the Company has monitored the development of such global stakeholder initiatives intended to facilitate third party audits of smelters and refiners such as the Conflict-Free Sourcing Initiative’s Conflict-Free Smelter Program.

E.             Report on supply chain due diligence

This Conflict Minerals Report provides information about the Company’s supply chain due diligence with respect to the SEC’s conflict minerals rule.

DUE DILIGENCE RESULTS:

A.            Request for information

The Company identified the list of suppliers to the Machine business.  The Company then sampled those suppliers and sent a survey to the sampled suppliers to obtain information regarding smelters and refiners that provide materials to the Company’s supply chain.

The survey used the Template, which was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.

B.            Survey responses

The responses received included the Company’s largest supplier to the Machine business.  The responses varied from supplier to supplier.  Some suppliers stated that their products did not contain conflict minerals while other suppliers stated that their due diligence process was ongoing and that their products were “DRC conflict undeterminable”.  One supplier stated that its products did contain conflict minerals but did not originate from the Covered Countries.  No suppliers indicated that their products contained conflict minerals that originated from the Covered Countries.

None of the responders identified the smelters or the refiners used for components or materials supplied to the Company.

C.            Efforts to determine mine or location of origin

The Company has determined that seeking information about conflict minerals smelters and refiners in the Company’s supply chain by requesting suppliers to complete the Template represents the most reasonable effort the Company can make to determine the mines or locations of origin of the conflict minerals in its supply chain.

D.            Smelters or refiners

The Company has not received any information from its surveyed suppliers that identifies the smelters or the refiners used for components or materials supplied to the Company.

E.             Conclusion

After performing the due diligence measures described above for the conflict minerals believed to be present in certain products in the Machine business, the Company was unable to determine that those conflict minerals did not originate in a Covered Country, or that those conflict minerals did not come from recycled or scrap sources.  Therefore, pursuant to the Rule and the Form SD, the Company has concluded that certain products relating to its Machine business are “DRC Conflict Undeterminable”.

STEPS TO BE TAKEN TO MITIGATE RISK:

The Company intends to take the following steps during future compliance periods to mitigate the risk that its necessary conflict minerals could benefit armed groups in the DRC or adjoining countries and to improve the Company’s due diligence:

a. Engage with suppliers and direct them to training resources to attempt to improve the content of the supplier survey responses.

b. Review its supplier responses and overall supplier engagement experience in order to formulate a conflict minerals sourcing policy that will enhance transparency in the Company’s supply chain.

c. Continue to implement and build awareness within the Company regarding the global procurement conflict minerals procedure.

d. Work with trade associations of which the Company is a member to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.